June 18, 2015
+1 617 526 6000 (t)
+1 617 526 5000 (f)
wilmerhale.com

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Russell Mancuso

Re:              ConforMIS, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 11, 2015
File No. 333-204384

Ladies and Gentlemen:

On behalf of ConforMIS, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 15, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). The Company also is filing Amendment No. 2 to Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

1.              Please provide us your analysis of whether the information in the third bullet point of your response to prior comment 3 and in the first sentence of the fourth bullet point of your response to prior comment 3 must be disclosed in this section.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Registration Statement.

Business, page 93

2.                                      Your response to prior comment 5 appears to address only your disclosure on pages 111, 112 and 113.  Please expand your response to address all of the disclosure regarding clinical studies in your prospectus.  We note, for example, your disclosure on pages 94, 103 and 104.

Response:  In response to the Staff’s comment, the Company hereby expands its response to prior comment 5 by supplementally advising the Staff that:

•                  the Company has revised the disclosure regarding all of the clinical studies described in the Registration Statement, including on pages 2, 94, 95, 96, 97, 98, 99, 100, 102, 104, 105, 106, 111 (now 112), 112 (now 113) and 113 (now 114) of the Registration Statement, to clarify that the Company does not attribute the summaries of the clinical studies described in the Registration Statement to any third party; and

•                  the Company attributes the summaries of the clinical studies to the Company.

In response to the Staff’s comment, the Company further supplementally advises the Staff that the Company has specifically disclosed that each summary of each such clinical study contained in the Registration Statement is the Company’s own summary.  As such, the Company supplementally advises the Staff that the Company does not believe that the disclosure regarding any of the clinical studies described in the Registration Statement is made on the authority of an expert or is a copy or extract from a report of any expert as contemplated by Section 11(b) of the Securities Act.

Licenses to Others, Page 118

2.              Please expand your response to prior comment 7 to address the last sentence of that comment.  It remains unclear how your prospectus permits investors to understand the substance of the last two sentences of the first paragraph of your response to comment 2 in your letter to us dated May 21, 2015.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:                                Philipp Lang, M.D.

David Cerveny, Esq.